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03013761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-41101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ProFutures Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11612 Bee Cave Road, Suite 100
(No. and Street)

Austin,	Texas	78738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Debi Halbert — 1-800-348-3601
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. Halbert, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ProFutures Financial Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE SULLIVAN
Notary Public, State of Texas
My Commission Expires
June 25, 2003

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFUTURES FINANCIAL GROUP, INC.

ANNUAL REPORT

December 31, 2002

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For The Year Ended December 31, 2002

PROFUTURES FINANCIAL GROUP, INC.

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:
American Institute of Certified Public Accountants
SEC Practice Section
Maryland Association of Certified Public Accountants

Suite 200
201 International Circle
Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ProFutures Financial Group, Inc.

We have audited the accompanying statement of financial condition of ProFutures Financial Group, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFutures Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2003

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 36,787
Warrants and common stock of The NASDAQ Stock Market, Inc. (cost – $18,900)	13,500
Due from affiliate	1,280
Total assets	$ 51,567
LIABILITIES	
Accounts payable	$ 1,280
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 20,000 shares; issued and outstanding 10,000 shares	12,000
Additional paid-in capital	49,360
Retained earnings (deficit)	(11,073)
Total stockholder's equity	50,287
Total liabilities and stockholder's equity	$ 51,567

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

REVENUE	
Commissions	$ 1,316
Interest	499
Change in unrealized (loss) on investments	(5,400)
Total revenue	(3,585)
EXPENSES	
Professional fees	440
Other expenses	95
Total expenses	535
NET (LOSS)	$(4,120)

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	No Par Value Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2001	$12,000	$49,360	$ (6,953)	$54,407
Net (loss) for the year ended December 31, 2002	0	0	(4,120)	(4,120)
Balances, December 31, 2002	$12,000	$49,360	$(11,073)	$50,287

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from (for) operating activities	
Net (loss)	$ (4,120)
Adjustments to reconcile net (loss) to net increase in cash and cash equivalents:	
Change in unrealized (loss) on investments	5,400
(Increase) in due from affiliate	(966)
Increase in accounts payable	966
Net increase in cash and cash equivalents	1,280
Cash and cash equivalents – beginning of year	35,507
Cash and cash equivalents – end of year	$36,787

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General

ProFutures Financial Group, Inc. (the "Company") was organized on March 17, 1989 under the laws of Texas. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the National Association of Securities Dealers, Inc. Consistent with restrictions provided by the Company's registration, it does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and a money market mutual fund account.

D. Warrants and Common Stock

The Company's investment in warrants and common stock of The NASDAQ Stock Market, Inc. is reported at estimated market value.

E. Income Taxes

The Company has elected "S" corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. corporate income tax on its taxable income. Instead, the stockholder is liable for individual income tax on the Company's taxable income.

Note 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2002, the Company has net capital of $35,808, which is $30,808 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .04 to 1.

Note 3. RELATED PARTIES

The Company is one of a group of corporations that are commonly controlled. The Company shares facilities and other resources with these corporations, which are related through common ownership and management. During 2002, an affiliate paid various operating expenses on behalf of the Company and waived its right to be reimbursed by the Company for such amounts.

SUPPLEMENTARY INFORMATION

PROFUTURES FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total stockholder's equity	$ 50,287
Deduct items not allowable for net capital:	
Non-allowable assets	(13,500)
Haircut on money market fund	(677)
Undue concentration	(302)
Net capital	$ 35,808
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 85
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 35,808
Minimum net capital requirement	5,000
Excess net capital	$ 30,808
Total aggregate indebtedness (total liabilities)	$ 1,280
Ratio of aggregate indebtedness to net capital	4%

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above is consistent with ProFutures Financial Group, Inc.'s computation of net capital and required net capital in the December 31, 2002 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

PROFUTURES FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, ProFutures Financial Group, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

PROFUTURES FINANCIAL GROUP, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For The Year Ended December 31, 2002

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
ProFutures Financial Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of ProFutures Financial Group, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2003